Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, September 12, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 5 to September 9, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05/09/22	820,238	52.910959	43,399,579.19	XPAR
05/09/22	291,215	52.949433	15,419,669.13	CEUX
05/09/22	78,001	52.898685	4,126,150.33	TQEX
05/09/22	38,876	52.849717	2,054,585.60	AQEU
06/09/22	840,393	52.253342	43,913,342.84	XPAR
06/09/22	245,621	52.277269	12,840,395.09	CEUX
06/09/22	79,501	52.252487	4,154,124.97	TQEX
06/09/22	78,262	52.287082	4,092,091.61	AQEU
07/09/22	507,731	50.315532	25,546,755.38	XPAR
07/09/22	152,494	50.493082	7,699,892.05	CEUX
07/09/22	43,856	50.464451	2,213,168.96	TQEX
07/09/22	44,397	50.462842	2,240,398.80	AQEU
08/09/22	481,177	49.701244	23,915,095.48	XPAR
08/09/22	178,522	49.700152	8,872,570.54	CEUX
08/09/22	44,842	49.714533	2,229,299.09	TQEX
08/09/22	44,585	49.706912	2,216,182.67	AQEU
09/09/22	480,700	50.025391	24,047,205.45	XPAR
09/09/22	172,223	50.027668	8,615,915.07	CEUX
09/09/22	44,225	50.046876	2,213,323.09	TQEX
09/09/22	44,141	50.031973	2,208,461.32	AQEU
Total	4,711,000	51.3730	242,018,206.65

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com